Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for April 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for April 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In April 2016, the combined passenger traffic (measured by revenue passenger kilometres (“RPK”)) of the Group increased as compared to the same period last year (a year-on-year (“YoY”) basis) and to last month (a month-on-month (“MoM”) basis), respectively. Compared to the same period last year, passenger capacity (measured by available seat kilometers(“ASK”)) increased by 8.67%. Of which, passenger capacity for domestic routes increased by 2.14%, passenger capacity on regional routes decreased by 14.46% and passenger capacity for international routes increased by 32.13%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic increased by 8.39%. Of which, passenger traffic for domestic routes increased by 1.25%, passenger traffic on regional routes decreased by 9.59% and passenger traffic on international routes increased by 33.05%, respectively as compared to the same period last year. The passenger load factor was 81.69%, representing a decrease of 0.21 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic decreased by 0.72 percentage point as compared to the same period last year, while the passenger load factor for international routes and regional routes increased 0.58 percentages point and 4.18 percentages points as compared to the same period last year, respectively.

In terms of cargo operations, in April 2016, cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased as compared to the same period last year and to last month, respectively. Cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 12.55%, cargo and mail traffic increased by 12.69% as compared to the same period last year. The cargo load factor was 50.98%, representing an increase of 0.06 percentage point as compared to the same period last year.

In April 2016, the Group introduced eight aircraft, including two B777-300E aircraft, two A330-300 aircraft, three A320 aircraft and one B737-800 aircraft, and disposed one B757-200 aircraft. As of the end of April 2016, the Group operated a fleet of 676 aircraft.

KEY OPERATION DATA OF APRIL 2016

Capacity	April 2016			Cumulative 2016
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	11719.21	1.81	1.25	46205.14	0.10
Regional	274.72	-0.48	-9.59	1166.70	0.52
International	4756.63	2.98	33.05	18968.91	30.37
Total	16750.56	2.10	8.39	66340.75	7.23
RTK (in million)
Domestic	1184.56	1.27	1.28	4610.19	0.22
Regional	25.97	-1.13	-9.88	108.39	0.06
International	798.23	1.96	25.18	2999.98	25.06
Total	2008.75	1.51	9.40	7718.57	8.60
RTK - Cargo and Mail (in million)
Domestic	141.44	-1.15	1.66	538.80	1.12
Regional	1.60	-9.49	-14.47	6.39	-5.78
International	377.23	0.98	17.63	1334.83	19.19
Total	520.27	0.35	12.69	1880.02	13.29
Passengers carried (in thousand)
Domestic	8060.57	2.88	-0.31	31161.93	-1.04
Regional	204.83	-0.10	-7.90	873.22	3.29
International	1174.75	2.92	22.81	4681.84	24.07
Total	9440.15	2.81	1.89	36716.99	1.69
Cargo and mail carried (in thousand tonnes)
Domestic	86.92	-2.02	-0.26	333.43	0.21
Regional	1.47	-9.98	-11.95	5.81	-5.17
International	43.13	0.25	14.35	153.61	16.57
Total	131.52	-1.38	3.94	492.86	4.72

Capacity	April 2016			Cumulative 2016
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	14417.62	-0.18	2.14	57928.98	2.45
Regional	354.29	-7.92	-14.46	1568.79	-1.61
International	5732.86	-0.54	32.13	23260.72	30.94
Total	20504.76	-0.43	8.67	82758.49	9.03
ATK (in million)
Domestic	1675.08	-0.76	1.07	6776.83	2.08
Regional	41.37	-9.74	-14.77	187.79	-0.24
International	1149.48	0.00	27.88	4471.47	28.45
Total	2865.94	-0.60	10.02	11436.09	10.94
ATK - Cargo and Mail (in million)
Domestic	377.50	-2.69	-2.47	1563.22	0.86
Regional	9.49	-15.39	-15.77	46.60	4.14
International	633.53	0.45	24.61	2378.01	26.33
Total	1020.50	-0.91	12.55	3987.83	14.69

Load Factor	April 2016			Cumulative 2016
	Figure (%)	MoM Change (%)	YoY Change (%)	Figure (%)	YoY Change (%)
Passenger Load Factor (RPK/ASK)
Domestic	81.28	1.59	-0.72	79.76	-1.87
Regional	77.54	5.79	4.18	74.37	1.57
International	82.97	2.83	0.58	81.55	-0.36
Total	81.69	2.02	-0.21	80.16	-1.35
Cargo and Mail Load Factor
Domestic	37.47	0.59	1.52	34.47	0.09
Regional	16.90	1.10	0.26	13.72	-1.44
International	59.54	0.31	-3.54	56.13	-3.36
Total	50.98	0.64	0.06	47.14	-0.58
Overall Load Factor (RTK/ATK)
Domestic	70.72	1.42	0.15	68.03	-1.26
Regional	62.77	5.47	3.40	57.72	0.17
International	69.44	1.33	-1.50	67.09	-1.82
Total	70.09	1.46	-0.40	67.49	-1.45

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

16 May 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.